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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                             Commission File Number
                                    0-22556

                                  (Check one)

               [X]  Form 10-K and Form 10-KSB   [ ] Form 11-K
        [ ] Form 20-F   [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                         For period ended July 31, 1997

              [ ] Transition Report on Form 10-K and Form 10-KSB
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q and Form 10-QSB
                      [ ] Transition Report on Form N-SAR

    For the transition period ended ________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant                   Uncle B's Bakery, Inc.

Former name if applicable
Address of principal executive office
 (Street and Number)                      441 Dubuque Street, P.O. Box B
City, State and Zip Code                  Ellsworth, IA 50075-0702

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                                    PART II
                             RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed period.

          Uncle B's Bakery, Inc. was advised for the first time by its auditors in the afternoon of October 28, 1997 that the independent auditors' report on the fiscal 1997 financial statements may require a "going concern" modification due to possible future violations of loan covenants in the Company's credit agreements. As a result, additional work needs to be completed with respect to the necessary disclosures in the financial statements and other portions of the Form 10-KSB, which could not be completed prior to the filing deadline of October 29, 1997.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Wm. Howard McClennan, Jr.           515-836-4000

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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s).

               [X] Yes              [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [X] Yes              [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            On October 2, 1997 the Company announced the results of operations for the fourth quarter and fiscal year ended July 31, 1997. The reported net loss was $760,580 or $0.21 per share versus the prior year net loss of $3,577,330 or $1.01 per share (of which $1,406,050 or $0.40 per share was due to the cumulative effect of an accounting effect of an account change). The 10KSB, when submitted, will reflect these results.


                             Uncle B's Bakery, Inc.
                             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  October 29, 1997             By:  /s/  Wm. Howard McClennan, Jr.

                                    Wm. Howard McClennan, Jr.
                                    (Principal accounting and financial officer)

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